SERVICE AGREEMENT

Between:

▪
SIRTON PHARMACEUTICALS S.p.A., whose registered office is in Villa Guardia (CO), Piazza XX Settembre nr. 2, Tax Code 01192270138, represented by dr. Laura Iris Ferro, Deputy Chairwoman (hereinafter referred to as SIRTON)

AND

▪
GENTIUM S.p.A., whose registered office is in Villa Guardia (CO), Piazza XX Settembre nr. 2. Tax Code 02098100130, represented by dr. Salvatore Calabrese, Director of Administration (hereinafter referred to as GENTIUM);

WHEREAS:

▪	GENTIUM has asked SIRTON to provide various services (hereinafter referred to as the “Services” and

▪	SIRTON has, within its own organisation, a structure dedicated to the performance of all of the activities required to render said Services,

Now, therefore, GENTIUM AND SIRTON (hereinafter referred to as the “Parties”) agree as follows:

1)	SIRTON undertakes to provide GENTIUM with the Services indicated below and described in the specific attachments.

a) Quality control for batch release	Attachment A
b) Analytical support for R&D	Attachment B
c) Engineering services	Attachment C
d) General services and car hire	Attachment D
e) Services for utilities	Attachment E
f) Maintenance service	Attachment F

Gentium shall have the right to provide guidance for the performance of said services in accordance with legislation in force.

2)	Unless otherwise agreed by the parties, invoices will be issued on a monthly basis and payment will be made by direct bank transfer 60 days from the end of the month in which the invoice is dated.

3)
This agreement will be effective as of 02/01/2006 and will expire on 31/12/2006 and will be considered tacitly renewed from year to year unless one of the parties gives notice to the other, sent at least one month before expiry.

4)	The Parties reserve the right to revise the contractual conditions on expiry or during the life of the contract if there are any significant changes to the services rendered or the cost of such.

The Parties shall have the right to withdraw from the contract if the revised conditions are not accepted

5)	The Parties acknowledge, with immediate effect, the right to negotiate variations of the fees established above on the basis of the actual amount of services rendered.

6)	Any correspondence between the Parties must be addressed as follows:

If to SIRTON:
SIRTON PHARMACEUTICALS S.p.A ,
Villa Guardia (CO), Piazza XX Settembre n. 2,
for the attention of dr. Laura Iris Ferro,

If to GENTIUM:
GENTIUM S.p.A. ,
Villa Guardia (CO), Piazza XX Settembre n. 2.
for the attention of dr. Salvatore Calabrese

7)
This agreement will be regulated by Italian law.
Any dispute regarding this Contract will be settled by a Board of Arbitration; each of the Parties will nominate its own arbitrator, who in turn will choose the third member of the Board of Arbitration, who will act as Chairman of said Board.

8)
This Contract cancels and replaces all previous service agreements between the Parties and may not be amended or changed in any way with the exception of that expressly provided for herein or with the written agreement of the Parties signed by their authorised representatives.

9)
Together with the issue of the invoice, Sirton undertakes to provide Gentium with all the support documentation and computation information (e.g. hour sheets, statements of telephone costs as per charges made by telephone service providers, vehicle hire invoices, certificates of analysis) relative to the services rendered. If said support documentation and proof of the services rendered is not submitted, Gentium reserves the right to suspend payment of the invoice.

Read, confirmed and signed.

Villa Guardia, 2 January 2006

/s/ Laura Iris Ferro	/s/ Salvatore Calabrese
Sirton Pharmaceuticals S.p.A	Gentium S.p.A.
Deputy Chairwoman (dr.Laura Iris Ferro)	Director of Administration (dr. Salvatore Calabrese)

ATTACHMENT A
Quality control for batch release and stability

In accordance with specific instructions received from Gentium, SIRTON will perform all Quality Control activities for the release of batches and on stability relevant to ordinary production activities and in accordance with legislative provisions for the pharmaceutical sector.
Invoices will be issued quarterly on the basis of the certificates issued. Certificates must be issued within the terms indicated in the analysis requests issued by Gentium. Difficulty in issuing said certificates of analysis within the terms requested or unforeseen circumstances must be notified promptly (within two working days of the receipt of the order or the occurrence of the unforeseen circumstance) to Gentium’s purchasing office. Gentium will charge Sirton and Sirton shall pay Gentium, a 7% penalty if the above is attributable to Sirton, up to a maximum of 20% of the fee established for each week of delay in delivering the certificates. For the sole purpose of having prompt information on any irregularities encountered (out of specification) during the analyses and before the certificate of analysis is issued, Sirton undertakes to notify Gentium’s Quality Manager of any irregularities encountered within and not beyond one working day following said analyses. If necessary, Sirton will provide Gentium’s Technical Director with the support documentation relative to the analyses as well as the results of the individual analyses conducted. Following notice and internal activities permitting, Sirton will allow Gentium to conduct inspections of its laboratories. Sirton will not be charged for said inspections.

As payment for the services rendered, GENTIUM undertakes to pay a fee per certificate, as indicated in the tables below

Description	Full	Reduced
Certificates of stability	800.00	400.00

For batch releases:
Product	Cost of the certificate for batch analysis
Injectable Defibrotide	7,500.00
Oral Defibrotide	5,600.00
Inject. Calcium Heparin	3,100.00
Raw Heparin	400.00
Heparin Std Bottles	1,000.00
Pure Urokinase	3,000.00
Sulglicotide	2,650.00
Glucidamine	2,300.00

ATTACHMENT B
Analytical support for R&D

On the basis of the availability of its facilities and laboratories, and following a specific request from Gentium, SIRTON undertakes to make its facilities and professional staff available to the same, meeting all of GENTIUM’s requirements in terms of laboratory analyses regarding production processes and products that specifically relate to R&D activities underway on its own products.

SIRTON acknowledges that its internal professional staff employed in meeting GENTIUM’s requirements and satisfying its requests, in working hours, will be exclusively dedicated to GENTIUM. For internal reporting and management control purposes, said professional staff will draw up monthly reports detailing the activities they have been working on.

The fee established is € 9,100 + VAT and will terminate after January 2006.

ATTACHMENT C
Engineering Services

SIRTON will make a technician specialised in technical work both on production equipment and property fully available to Gentium; said professional figure will assist GENTIUM’s technical staff and external engineering firms in planning and carrying out rebuilding and revamping work, commissioning of systems and maintenance work during start-up.

Invoicing will be monthly on the basis of the hours actually worked, recorded in specific hour-tables which will be completed and signed by the technicians in question and signed by Sirton’s Departmental Manager and countersigned by Gentium’s Technical Director.

The fee established is € 33.57 per hour + VAT.

ATTACHMENT D
General services and car hire

SIRTON will make its facilities dedicated to general activities such as: security, telephone switchboard and door staff available to GENTIUM as well as equipment for general use such as envelope machine, binding machine. This equipment may be used both directly by GENTIUM staff or through SIRTON staff that work in the office in question.

SIRTON will pay the external costs of services for general use such as postal services, telephones and security, for all of the above-illustrated activities.

Telephone expenses  Telephone expenses for land-lines will be charged on the basis of the costs recorded for users Gentium is responsible for by means of a specific switchboard program and the costs of mobile phones on the basis of the invoices relative to users Gentium is responsible for.

Other general services  broken down as follows:

Switchboard and door staff		€ 875 + VAT
Security	€ 2,980+VAT until February	€ 2,280+ VAT from 1st March
Delivery/errand staff	€ 3,600 + VAT January	€ 1,800 + VAT February
Laundry	€ 1,200+ VAT to January	€ 600 + VAT February

The delivery and laundry services will terminate from March 2006.

Hire of photocopiers 3rd floor Gentium office block
(dr. Moltrasio - Mr. Cislaghi)	hire instalment recharged until transfer of contract

Cars   As regards the management of service vehicles hired for GENTIUM, the latter will be charged the cost of the car hire in question.

ATTACHMENT E
Services for utilities

SIRTON manages utilities such as gas and water, paying the relative costs of such and providing them to GENTIUM, which uses them to heat its offices and in its production processes.

SIRTON undertakes to make said utilities available to GENTIUM to the extent required for latter’s operations.

SIRTON will make a charge for the service rendered, which will equal the consumption of the utilities employed, calculated, where meters have not been installed, by tables which indicate the theoretical monthly consumption, completed by Sirton’s technical office on the basis of the installed capacities of GENTIUM’s production plants.

The above tables will be reviewed and approved by GENTIUM’s Maintenance Manager.

Said services will be invoiced on a monthly basis, at market prices and terms.

ATTACHMENT F
Maintenance service

SIRTON will make its organisation available to Gentium, guaranteeing maintenance work to support the Gentium facilities such as:
a. electrical work;
b. workshop activities;
c. maintenance of furniture;
d. work on the telephone lines.
All of the above work will be performed with the prior agreement of GENTIUM.

If its own organisation is not able to perform a specific job, SIRTON guarantees that it will use highly specialised external firms for such, the cost of which will be charged directly to GENTIUM, following the approval of the same.

For the maintenance service, Sirton will charge Gentium the number of hours worked at an hourly rate of € 25.00 + VAT.

Invoicing will be made monthly, based on the hours actually worked and recorded in specific hour-sheets completed and signed by the workers in question and signed by SIRTON’s Departmental Manager and countersigned by GENTIUM’s Maintenance Manager.

Attachment “A”
TO THE CONTRACT TO SUPPLY ACTIVE INGREDIENTS BETWEEN
SIRTON PHARMACEUTICALS S.p.A and GENTIUM S.p.A. dated 2/01/2006

Price for sale of active ingredients 2006

Product	Unit of measure	Unit price
Pure Urokinase	M.U.	53.00
Inject. Calcium Heparin	M.U.	8.80
Inject. Defibrotide	K.S.	2,300.00
Oral Defibrotide	K.S.	660.00
Sulglicotide	K.S.	390.00
Glucidamine	K.S.	160.00

Without prejudice to all provisions of the relative contract.

Villa Guardia, 2 January 2006

Sirton Pharmaceuticals S.p.A Deputy Chairwoman (dr. Laura Iris Ferro)	Gentium S.p.A. Director of Administration (dr. Salvatore Calabrese)

/s/ Laura Iris Ferro	/s/ Salvatore Calabrese

 Sirton Pharmaceuticals S.p.A      Gentium S.p.A.
Deputy Chairwoman     Director of Administration
(dr. Laura Iris Ferro)                 (dr. Salvatore Calabrese)